UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE YEAR ENDED: DECEMBER 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM                      TO

COMMISSION FILE NUMBER 0-19797

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

WHOLE FOODS MARKET

GROWING YOUR FUTURE 401(K) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Whole Foods Market, Inc.

550 Bowie St.

Austin, Texas 78703

(512) 477-4455

(Issuer’s telephone number, including area code)

Whole Foods Market Growing Your Future 401(k) Plan

Report of Independent Registered Public Accounting Firm

To the Benefit Plan Committee

Whole Foods Market Growing Your

    Future 401(k) Plan

Austin, Texas

We have audited the accompanying statements of net assets available for benefits of Whole Foods Market Growing Your Future 401(k) Plan as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Whole Foods Market Growing Your Future 401(k) Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audit of the 2006 financial statements was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes as of December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Padgett, Stratemann & Co., L.L.P.

Certified Public Accountants

June 19, 2007

Whole Foods Market Growing Your Future 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2006 and 2005

	2006	2005
Assets
Investments	$168,534,441	$160,731,352

Receivables:
Employer contribution	2,268,049	2,235,732
Other	7,796	24,169

Total receivables	2,275,845	2,259,901

Total assets	170,810,286	162,991,253

Liabilities
Excess contributions payable	192,278	110,903
Expenses payable	8,243	8,243

Total liabilities	200,521	119,146

Net assets reflecting all investments at fair value	170,609,765	162,872,107
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	121,486	122,815

Net assets available for benefits	$170,731,251	$162,994,922

Notes to financial statements form an integral part of these statements.

Whole Foods Market Growing Your Future 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2006

Additions to net assets attributed to:
Contributions:
Employee	$22,422,247
Employer	2,268,049
Rollovers	2,851,807

Total contributions	27,542,103

Investment income:
Dividends and interest	2,587,073

Total investment income	2,587,073

Total additions	30,129,176

Deductions from net assets attributed to:
Benefits paid to participants	(9,528,713)
Administrative expenses	(503,604)
Net depreciation in fair value of investments	(12,360,530)

Total deductions	(22,392,847)

Net increase	7,736,329
Net assets available for benefits at beginning of year	162,994,922

Net assets available for benefits at end of year	$170,731,251

Notes to financial statements form an integral part of these statements.

Whole Foods Market Growing Your Future 401(k) Plan

Notes to Financial Statements

1.	Description of Plan

The following description of Whole Foods Market Growing Your Future 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan established January 1, 2002 by Whole Foods Market, Inc. (the “Company”) for the benefit of certain employees who have completed 1 year of service and are age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Each year, participants may contribute up to 100% of pretax compensation as defined in the Plan up to the maximum allowed under the Internal Revenue Code (“IRC”). Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan allows a Company matching contribution as determined by the Board of Directors. In 2006, the Company made a matching contribution to each eligible participant equal to 29.73% of the first $1,000 of employee contributions (35.60% in 2005). The Company’s matching contribution may be made in the form of Whole Foods Market, Inc.’s common stock or in cash. In accordance with federal tax law, contributions are subject to limitations imposed by the Internal Revenue Service (“IRS”).

For 2006, the matching contribution was made in cash and was invested according to the participants’ current investment selections.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contribution and Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be derived from the participant’s vested account.

Vesting

Participants are immediately vested in all contributions plus actual earnings thereon.

Whole Foods Market Growing Your Future 401(k) Plan

Notes to Financial Statements

1.	Description of Plan (continued)

Participant Loans

Participants may borrow from their fund accounts a minimum of $500 and up to a maximum equal to the lesser of $50,000, or 50% of their vested account balance. Loan terms range from one to five years, except for any loan used to acquire a principal residence for the participant. The loans are collateralized by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest are paid ratably through monthly payroll deductions. Participants may have only one outstanding loan at a time.

Payment of Benefits

On termination of service, a participant or his or her beneficiary may elect to receive a lump-sum distribution equal to the value of the participant’s vested interest in his or her account. Beginning in 2005, any balance under $5,000 is automatically paid out as soon as administratively possible. Hardship withdrawals are also available subject to certain limitations.

Expenses of the Plan

Plan fees and expenses, including fees and expenses connected with providing administrative services by external service providers, are paid from Plan assets. During 2005, approximately $69,000 of unallocated forfeitures was used to reduce Plan expenses. The forfeitures had been in the Plan for a number of years and resulted from a prior vesting schedule in which participants were not automatically 100% vested. There were no remaining unallocated forfeitures at December 31, 2005.

2.	Summary of Significant Accounting Policies

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Whole Foods Market Growing Your Future 401(k) Plan

Notes to Financial Statements

2.	Summary of Significant Accounting Policies (continued)

Investment Valuation and Income Recognition

Shares of registered investment companies (mutual funds) are reported at fair value based on the quoted market price of the fund which represents the net asset value of the shares held by the fund at year-end. Shares held in bank common trust funds are reported at fair value based on the unit prices quoted by the fund, representing the fair value of the underlying investments. Shares of Whole Foods Market, Inc. are reported at fair value, based on quoted prices in active markets. Participant loans are valued at their outstanding balances, which approximate fair value.

The fair value of the guaranteed investment contract is calculated by discounting the related cash flows based on current yields of similar instructions with comparable duration.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

3.	Investments

Individual investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2006 and 2005 are separately identified below:

	December 31,
Description of Investment	2006	2005
Whole Foods Market, Inc. – common stock fund	$40,417,440	$63,385,865
Vanguard Institutional Index Fund	15,845,359	12,644,187
Fidelity Capital Appreciation Fund	15,744,847	12,496,153
Fidelity Small Cap Stock Fund	11,470,667	9,767,409
Fidelity Managed Income Portfolio Fund	12,087,389	10,940,959
Fidelity Diversified International Fund	9,902,881	—

Whole Foods Market Growing Your Future 401(k) Plan

Notes to Financial Statements

3.	Investments (continued)

During 2006, the Plan’s investments depreciated in fair value by $12,360,530 as follows:

Mutual funds	$10,371,074
Common stock	(22,731,604)

$(12,360,530)

4.	Investment Contract

In 2004, the Plan entered into a benefit-responsive investment contract with Fidelity Management Trust Company (“Fidelity”), the Fidelity Managed Income Portfolio Fund. Fidelity maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

As described in note 2, because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan by Fidelity, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the plan documents (including complete or partial plan termination or merger with another plan); (2) changes to plan’s prohibition on competing investment options or deletion of equity wash provisions; (3) bankruptcy of the plan sponsor or other plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the plan; or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The average yield and crediting interest rates were approximately 4.27% for 2006 and 3.65% for 2005. The crediting interest rate is based on formula agreed upon with the issuer, but may not be less than 3%. Such interest rates are reviewed on a quarterly basis for resetting.

Whole Foods Market Growing Your Future 401(k) Plan

Notes to Financial Statements

5.	Related Party Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the custodian as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services amounted to approximately $504,000 for the year ended December 31, 2006.

6.	Plan Termination

Although it has not expressed intent to do so, the Company has the right under the Plan to discontinue its contribution at any time and to terminate the Plan subject to the provisions of ERISA.

7.	Tax Status

The IRS has determined and informed the Company, by a letter dated March 14, 2005, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. A new determination letter was applied for in early 2007.

8.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Whole Foods Market Growing Your Future 401(k) Plan

Notes to Financial Statements

9.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2006	2005
Net assets available for benefits per the financial statements	$170,731,251	$162,994,922
Excess contributions payable	192,278	110,903
Other	—	881
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(121,486)	—

Net assets available for benefits per the Form 5500	$170,802,043	$163,106,706

The following is a reconciliation of the net increase per the financial statements for the year ended December 31, 2006 to the Form 5500:

Net increase per financial statements	$7,736,329
Plus current year excess contributions payable	192,278
Less:
Prior year excess contributions payable	(110,903)
Prior year other	(881)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(121,486)

Net income per the Form 5500	$7,695,337

10.	Subsequent Event

Effective January 1, 2007, the Plan was amended to include a provision for automatic enrollment into the Plan after proper notice is given to the employee about the automatic enrollment provision. Absent a salary deduction election filed with the Plan administrator (including an election to contribute 0%), a participant will automatically be enrolled and have 3% of annual compensation contributed to the Plan. Automatic enrollment will commence 180 days after a participant becomes eligible. For participants who were eligible at January 1, 2007, and given notice, automatic enrollment began the first payroll period after January 1, 2007.

Supplemental Schedule

Whole Foods Market Growing Your Future 401(k) Plan

EIN: 74-1989366

Schedule H, Part IV(i) – Schedule of Assets Held for Investment Purposes

Plan No.: 002

December 31, 2006

(a)	(b)	(c)	(d)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par, or Maturity Value		Current Value
	Whole Foods Market, Inc.	Common stock fund		$40,417,440

	Vanguard	Institutional Index Fund		15,845,359

	Fidelity*	Capital Appreciation Fund		15,744,847

	Fidelity*	Small Cap Stock Fund		11,470,667

	Fidelity*	Managed Income Portfolio Fund		12,087,389

	Fidelity*	Diversified International Fund		9,902,881

	Fidelity*	Contrafund		8,054,440

	PIMCO	Total Return Fund – Administrative		7,979,185

	American	Century Large Company Value Fund		5,752,279

	Winslow	Social Equity Fund		5,653,862

	Fidelity*	Freedom 2020 Fund		4,818,058

	Fidelity*	Freedom 2030 Fund		4,807,241

	Fidelity*	Capital and Income Fund		4,001,013

	Fidelity*	Freedom 2010 Fund		3,642,590

*	Party-in-interest

Whole Foods Market Growing Your Future 401(k) Plan

EIN: 74-1989366

Schedule H, Part IV(i) – Schedule of Assets Held for Investment Purposes

Plan No.: 002

December 31, 2006

(Continued)

(a)	(b)	(c)	(d)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par, or Maturity Value		Current Value
	American	New Perspective Fund – R4		$2,343,792

	Fidelity*	Freedom 2040 Fund		2,220,553

	Fidelity*	Brokerage Link Fund		1,578,932

	American	Advantage Small Cap Fund		1,455,672

	Fidelity*	Freedom 2025 Fund		1,405,329

	Fidelity*	Freedom 2035 Fund		1,226,091

	Fidelity*	Freedom 2015 Fund		925,751

	Fidelity*	Freedom 2045 Fund		292,552

	Fidelity*	Freedom Income Fund		254,024

	Fidelity*	Freedom 2050 Fund		102,127

	Fidelity*	Freedom 2005 Fund		98,645

	Fidelity*	Retirement Government Money Market Fund		8,965

	-	Participant loans (Various interest rates ranging from 5.0% to 10.5%)		6,444,757

*	Party-in-interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WHOLE FOODS MARKET GROWING YOUR FUTURE 401(K) PLAN

Date: June 19, 2007	By:	/s/ Paula Labian
Paula Labian
Global Vice President – Team Member Services Whole Foods Market, Inc.